02 JAN 30 AM 8:38

# Selfridges plc

**Our Ref. 50005**

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A


02002780

18th December 2001

SUPPL

Dear Sirs

**Re: Selfridges File No: 82-4818**

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 11th December 2001.

Yours faithfully

**Ann Shrimpton**
**Company Secretary's Office**



Encs.

Selfridges plc Registered in England no. 3505859 Registered Office 400 Oxford Street London W1A 1AB Tel 020 7629 1234 Fax 020 7355 1141



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## Announcement Submitted

Your announcement has been successfully submitted and will be released during RNS service hours between 07:00:00 and 18:30:00. The announcement details are reproduced below for your information:

| | |
|---|---|
| **Company Name** | Selfridges PLC |
| **Category** | Miscellaneous (add headline) |
| **Headline** | Plans for redevelopment |
| **Release Instructions** | Embargoed for 07:00 12 Dec 2001 |
| **Related Company Information** | None |
| **Contact Name** | Alan Camplin-Smith |
| **Contact Telephone No** | 07767 435 602 |

The RNS number for the announcement is 5472O.

Announcement 5472O will now appear in your Status List

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SELFRIDGES PLC
S.E.C. FILE NUMBER 82-4818

View Announcement


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Announcement Details

| Company | Headline | Embargo | Last Update | R |
|---|---|---|---|---|
| Selfridges PLC | Plans for redevelopment | 07:00 12 Dec 01 | 20:00 11 Dec 01 | |

Full Announcement Text

12 December 2001

**Selfridges plc**

**Plans for redevelopment of Selfridges' Oxford Street site**

Selfridges has submitted a detailed planning application for the major redevelopment of the north of its Oxford Street site, in conjunction with Stanhope plc, the developer. The site at present compr Selfridges store and offices, a hotel, and a car park. The new scheme will make more efficient us non-retail space at the north of the site, providing a significant increase in Selfridges' retail space five star hotel and restaurant, with new leisure facilities, including a spa and swimming pool, an office space.

- **Evolution of Oxford Street**

Selfridges sees the redevelopment as vital for the continued evolution of its retail offer and the Street environment. Between 1993 and 1999, Selfridges invested £93 million in its Oxford Stre under the Masterplan strategy to upgrade the building and environment.

Selfridges' sales have grown significantly since then and its merchandise offer today is constraine present store size of 540,000 sq ft. There is strong demand for the further expansion of existing areas, such as the Food Hall and sports, and the addition of new categories such as a dedicated for teenage clothing for boys.

- **The new scheme**

The new structure on the north section of the site will be 12 storeys high. The plans consist of a hotel and office space framed by wings in white glass on the east and west sides of the building. T and office buildings will be configured in glass behind a semi-veiling screen, and will have courtyards. New entrances will give improved access to the store.

The scheme's architects are Foster and Partners whose experience in redevelopment of listed and buildings includes the British Museum, the Sackler Galleries at the Royal Academy and the Reic Berlin.

The main elements of the scheme include:

- an additional 100,000 square feet of selling space, enlarging the store by 19% to 640,000 squ feet in total

- a new and contemporary hotel with 336 rooms

- a restaurant at the top of the hotel with panoramic views southwards across London

- leisure facilities, including a spa and swimming pool

- approximately 300,000 square feet (net) of prime office space

- a replacement car park underground

The listed classical building on the southern half of the site, which was completely renovated Masterplan, will remain intact. Plant and equipment and office areas on the roof of this build however be substantially rationalised.

- **Planning and construction process**

Extensive discussions have taken place with officers and councillors from the City of Westminster last year in arriving at the plans submitted today. Subject to the normal process, a planning re could be obtained at some stage from the middle of 2002.

The redevelopment would commence with the relocation of the Food Hall to the basement, with 50 space being dedicated to this merchandise category. The next step would involve the demoli reconstruction of the northern section of the site, which is likely to take four years. The program been planned to ensure minimal disruption to Selfridges' trading and the local environment.

The servicing of the building will be replaced, including a major investment in state of the ar receiving facilities. The new office space, leased to third parties, will underpin the economics of the

- **Financial Arrangements**

Stanhope will be arranging finance for the project, which is expected to cost approximately £300 The developer will be granted a 175-year lease on completion of the project. Selfridges will oc retail, car park, office and ancillary areas covered by the development, rent-free. Selfridges' investm be limited to the retail fit-out and certain plant and equipment specific to the running of the infrastru the Selfridges store.

Commenting on the plans, Vittorio Radice, Chief Executive of Selfridges, said:

"With this development we want to do for Oxford Street what Gordon Selfridge did in 1909 – to major difference. Selfridges has long been the prime reason for visiting Oxford Street and, in recen we have re-established a reputation for retail innovation.

"These plans will keep Selfridges ahead of the competition and reinforce Oxford Street as the shopping location in Europe. The unique mix of the retail store, leisure and office space provides for all who live in or visit London. We look forward to bringing this exciting new development to Lon the West End to the benefit of our customers, local residents and shareholders."

For further information please contact:

Vittorio Radice, Chief Executive, Selfridges plc 020 7318 3001

Peter Williams, Finance Director, Selfridges plc 020 7318 3200

Charlotte Elston, Brunswick Group Limited 020 7404 5959

Nina Richmond, Brunswick Group Limited 020 7404 5959

Images of the proposed redevelopment can be found on the investor relations (press releases) pag website at www.selfridges.co.uk

**Notes to editors**

- **The historical context**

Since the day of opening in 1909, Selfridges has made a major contribution in establishing both and Oxford Street as one of the world's most important retail destinations. In the same spirit we continue to be a vital force and major player in the West End. When the first section of the existing acquired by Gordon Selfridge in 1906, a variety of small shops existed in Oxford Street. At that tim were no other department stores in Oxford Street - the true West End was not in Oxford Stree Bayswater, where William Whiteley had built his store some fifty years previously. Gordon Selfrid what was one of the first modern retail spaces. Over the next twenty years he acquired further se the site and finally constructed the grand façade on Oxford Street today.

A recent study showed that 32% of people visiting the West End declare Selfridges as the principa for their visit.

- **Stanhope plc**

In the past 15 years Stanhope has developed over 50 office buildings, providing more than 12 square feet of commercial space in central London and the South East. These include the Br development, Stockley Park and, more recently, Chiswick Park. The company currently provides o occupiers such as Apple Computers, British Telecom, Goldman Sachs and ITN.

In November 2001 the company was selected by the Crown Estate to develop a £200 million site in Regent Street. Other current major projects include Chiswick Park, a 1.5 million square feet office p designed by the Richard Rogers Partnership, and the redevelopment of the Treasury Building in W a one million square feet project for occupation by H.M. Treasury and other government departmen

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